UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                     SECURITIES EXCHANGE ACT OF 1934




                         	BROWN & BROWN, INC.
   ______________________________________________________________________
             (Exact name of registrant as specified in its charter)


         Florida		                         					59-0864469
         _______                                __________
(State of incorporation or organization)				(I.R.S. Employer
                                             Identification No.)

            	220 S. Ridgewood Avenue, Daytona Beach, FL  32114
    _____________________________________________________________________
             	(Address of principal executive office)	  (zip code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General
Instruction A.(c)(2), please check the following box.   [  ]

Securities to be registered pursuant to Section 12(b) of the Act:

               Title of each class 		     Name of each exchange on which
               to be so registered	      	each class is to be registered
               ___________________        ______________________________

      	Rights to Purchase Common Stock	  	New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                       	Rights to Purchase Common Stock
  __________________________________________________________________________
                                  (Title of class)

<PAGE 2>

                               BROWN & BROWN, INC.

               INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.		Description of Securities to be Registered.

 	Effective July 29, 1999, the Board of Directors of Brown & Brown, Inc. (the
"Company") adopted a Shareholder Rights Plan (the "Rights Plan").  The purpose of the Rights Plan is to deter certain coercive takeover tactics and enable the Board of Directors to represent effectively the interests of the Company, its shareholders, and its other constituencies.  The
Rights Plan will not deter negotiated mergers or business combinations that the Board of Directors determines to be in the best interests of the
Company, its shareholders, and its other constituencies.

	 To implement the Rights Plan, the Board of Directors declared a dividend distribution of one right ("Right") for each outstanding share of common stock, par value $.10 per share (the "Common Stock"), of the Company to shareholders of record at the close of business on August 11, 1999. When exercisable, each Right will entitle the registered holder to purchase from the Company one share of Common Stock at a price of $100.00 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement between the Company and First Union
National Bank, as Rights Agent, dated as of July 30, 1999 (the "Rights Agreement").

 	Initially, the Rights will be evidenced by the Common Stock certificates representing shares then outstanding, and no separate certificates for the Rights ("Rights Certificates") will be distributed. The Rights will be exercisable and transferable apart from the shares of Common Stock and a Distribution Date will occur upon the earliest of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in the beneficial ownership by a person or group of 20% or more of such outstanding shares of Common Stock, or (iii) immediately after the Board of Directors declares any individual or entity, owning at least 10% of the outstanding Common Stock, an Adverse Person (as defined in the Rights Agreement) (the earlier of such dates is called the "Distribution Date").

 	Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after August 11, 1999 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

 	The Rights are not exercisable until the Distribution Date and will expire at the close of business on July 30, 2009, unless earlier redeemed by the Company as described below.

<PAGE 3>

 	As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued before the Distribution Date will be issued with Rights.

 	If any person (other than an Exempt Person, as defined in the Rights Agreement) becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock determined by the Board of Directors to be fair to and otherwise in the best interests of the Company and its shareholders) or the Board of Directors declares any individual or entity (alone or together with its affiliates and associates as defined in Rule 12b-2 of the Securities and Exchange Act of 1934, as amended) owning at least 10% of the outstanding Common Stock to be an Adverse Person (as defined in the Rights Agreement), each holder of a Right will thereafter have the right to receive, upon exercise thereof, the number of shares of Common Stock (or, in certain circumstances, cash, property, or other securities of the Company or a reduction in the purchase price) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be void. The Rights are not, however, exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company, as described below. Further, Rights generally are exercisable only after the effectiveness of a registration statement covering the underlying Common Stock under the Securities Act of 1933, as amended. J. Hyatt Brown, Chairman of the
Board, President, and CEO of the Company and currently the beneficial owner of approximately 20% of the Company's Common Stock, is classified as an Exempt Person in the Rights Agreement.

 	For example, at an exercise price of $100, each Right not owned by an Acquiring Person or an Adverse Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $200 worth of Common Stock (or other consideration, as noted above) for $100. Assuming that the Common Stock had a per share market value of $50 at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $100.

 	If at any time following the Stock Acquisition Date or the date on which an individual or entity is declared an Adverse Person pursuant to the Rights Agreement, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock determined by the Board of Directors to be fair to and otherwise in the best interests of the Company and its shareholders), or (ii) more than 50% of the Company's assets or earning power is sold or transferred
(each of such events is referred to as a "Section 13 Event"), each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. If the Rights cannot be exercised for common stock of the acquiring company as set forth above, Rights holders will be entitled to put the Rights to the acquiring company for cash equal to the exercise price of the

<PAGE 4>

Rights (i.e., at a 50% discount). The events described in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

 	The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Common Stock, (ii) if holders of the Common
Stock are granted certain rights or warrants to subscribe for Common
Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

 	With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent of the Purchase Price. No fractional share of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date before the date of exercise.

 	At any time until ten days following the Stock Acquisition Date (or such later date as the Board of Directors of the Company may determine), the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable in cash, or shares of Common Stock or other consideration deemed appropriate by the Board of Directors. Thereafter, the Company's right of redemption may be reinstated if the period has expired during which holders of such Rights may exercise their rights for common stock following the Stock Acquisition Date, no Triggering Event has occurred, and an Acquiring Person reduces his beneficial ownership to 5% or less of the outstanding shares of common stock in a transaction or series of transactions not involving the Company and there are no other Acquiring Persons. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

 	At any time after any Person becomes an Acquiring Person and before the acquisition by such Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group that will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

 	The Rights Agreement includes a "TIDE" (Three-year Independent Director Evaluation) provision. Under the TIDE provision, the Board of Directors' Shareholder Rights Plan Committee composed of independent directors will review the Rights Plan periodically (at least every three years). This committee will communicate its conclusions to the full Board of Directors after each review, including any recommendation of whether the Rights
Agreement should be modified or the Rights should be redeemed.

 	Until a Right is exercised, the holder of the Right, as such, will have no rights as a shareholder of the Company, including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income if the Rights become

<PAGE 5>

exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

 	Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company before the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; however, no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

 	The form of the Rights Agreement is included as Exhibit 4.1 hereto. A copy of the Rights Agreement is available free of charge from the Company to any shareholder of the Company. The above description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.


Item 2.		Exhibits.


   	Financial Statements, Pro Forma Financial Information and Exhibits.

	   (c)	Exhibits.
Exhibit
  No.         Description
_______       ____________

4.1 Rights Agreement, dated as of July 30, 1999, between the Company and First Union National Bank, as Rights Agent, which includes the form of the Rights Certificate as Exhibit A, and the Summary of Rights to Purchase Common Stock as Exhibit B.

99.1 Press Release, dated July 29, 1999, announcing the adoption of the Shareholder Rights Plan.


<PAGE 6>

                               SIGNATURE
  	Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          BROWN & BROWN, INC.
                                          (Registrant)


                                          By:   /S/ JAMES L. OLIVIER
                                             ____________________________
                                           	    James L. Olivier
                                                Vice President

Date:  August 2, 1999

<PAGE 7>


                         EXHIBIT INDEX



                       BROWN & BROWN, INC.

               Registration Statement on Form 8-A
                      Dated August 2, 1999

Exhibit
  No.           Description
_______         _____________

4.1             Rights Agreement, dated as of July 30, 1999, between the
                Company and First Union National Bank, as Rights Agent, which includes the form of the Rights Certificate as Exhibit A, and the Summary of Rights to Purchase Common
                Stock as Exhibit B.

99.1 Press Release, dated July 29, 1999, announcing the adoption of the Shareholder Rights Plan.


